Exhibit 3.35

State of Delaware

Secretary of State

Division of Corporations

Delivered 11:46 AM 12/18/2012

FILED 11:46 AM 12/18/2012

SRV 121355674 – 5260969 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is BMC EG Garden, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, #400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                    .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 18th day of December, 2012.

By:	/s/ James F. Mosier
Authorized Person (s)
Name:	James F. Mosier